The Connecticut Light and Power Company						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2011	2010	2009	2008	2007	2006
Earnings, as defined:
Net income	$116,972	$244,143	$216,316	$191,158	$133,564	$200,007
Income tax expense/(benefit)	66,423	132,438	118,847	77,852	52,353	(43,961)
Equity in (earnings)/losses of regional nuclear
generating companies	(37)	(134)	(282)	(366)	(1,901)	854
Dividends received from regional equity investees	-	440	1,520	-	2,596	1,407
Fixed charges, as below	67,963	145,297	163,887	165,170	155,557	131,923
Less: Interest capitalized (including AFUDC)	(1,496)	(2,726)	(2,203)	(12,991)	(10,924)	(6,610)
Total earnings, as defined	$249,825	$519,458	$498,085	$420,823	$331,245	$283,620

Fixed charges, as defined:
Interest on long-term debt (a)	$66,758	$134,553	$133,422	$104,954	$84,292	$64,873
Interest on rate reduction bonds	-	7,542	19,061	29,129	37,728	46,692
Other interest (b)	(2,708)	(4,357)	3,334	12,163	16,413	6,281
Rental interest factor	2,417	4,833	5,867	5,933	6,200	7,467
Interest capitalized (including AFUDC)	1,496	2,726	2,203	12,991	10,924	6,610
Total fixed charges, as defined	$67,963	$145,297	$163,887	$165,170	$155,557	$131,923

Ratio of Earnings to Fixed Charges	3.68	3.58	3.04	2.55	2.13	2.15

(a) Interest on long-term debt amounts include amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For the six months ended June 30, 2011 and for the years ended December 31, 2010, 2009, 2008 and 2007, other interest includes interest related to accounting for uncertain tax positions.